Simplicia Telecommunications Inc.
                               280 Fairways Bay NW
                                Airdrie, Alberta
                                     T4B 2P5
                                 (403) 615-5609

                                                                 August 28, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, D.C. 20549

            Re: Simplicia Telecommunications, Inc.- Application for the Withdrawal of Registration Statement on Form SB-2, as amended; SEC File No. 333-75444.

Dear Sir or Madam:

Application:

      Please be advised that we hereby make application for the withdrawal of the above reference registration statement. Please be further advised that no offers or sales of any securities were made by Simplicia Telecommunications, Inc. or its officers, directors or affiliates pursuant to such registration statement.

Reason for Application:

      We are filing this application because of recent developments which may have the effect of making it impossible to implement our intended business.

      As disclosed in our registration statement, in August 2001, we were granted by Humanity Direct Wireless Networks, Inc., a Canadian corporation ("Humanity"), exclusive rights to the collection, refurbishment and resale of cellular phones and other wireless telecommunication devices in the United States, its territories and possessions, as well as the right to use of the Humanity's Proprietary Business Plan in connection with the refurbishment and resale of such telecommunication devices (the "August 2001 Agreement").

      Subsequently, in December of 2001, we signed a Letter of Intent (the "LOI") in connection to the possible acquisition of Humanity in consideration of a number of shares (or securities exchangeable or convertible into shares) of the our common stock equal to 85% of the to be issued and outstanding shares of our common stock after giving effect to the consummation of the possible acquisition. The acquisition was contingent upon several conditions being satisfied.

      As we stated in our registration statement, we originally filed the registration statement in order to:

      -     become a reporting issuer;
      -     raise funds to offset the cost of becoming a reporting issuer; and
      -     to satisfy certain of our obligations under the Letter of Intent.

      In light of this possible acquisition, the Staff, in commenting on our registration statement requested that we file Humanity's audited financial statements. Humanity was not able to prepare and deliver audited financial statements as requested by the Staff. After discussing the matter with the management of Humanity, and although the Letter of Intent terminated automatically on June 30, 2002, on June 12, 2002 we received a termination notice from Humanity. The reason cited by Humanity for the termination was its inability "...to execute its business plan due to internal reasons."

      As disclosed in our first pre-effective amendment to our registration statement, we took the position that the failure of Humanity to execute its business plan constitutes a default under the terms of its August 2001 Agreement with us. Based on the communications from Humanity we also assumed that it would not be proceeding with its original business plan. Although we believe that it would have been appropriate for us to continue under the terms of the August 2001 Agreement directly with the Phones for Sight Foundation, an affiliate of Humanity, as contemplated by the August 2001 Agreement, various issues arose regarding both Humanity's termination of the Letter of Intent and our stated position.

      Accordingly, by agreement dated August 28, 2002, we and Humanity have resolved the issues surrounding both the termination of the Letter of Intent and our position that the August 2001 Agreement had been terminated. The terms of the August 28, 2002 Agreement call for the issuance to Humanity of 8,700,000 shares of our common stock, representing approximately 85% of our issued and outstanding stock. As this represents a change of control, our officers and directors will also resign effective the end of business on August 28, 2002. The August 28, 2002 Agreement has given effect to the transaction contemplated by the Letter of Intent. In light of the fact that Humanity does not have audited financial statements available and the Staff's prior comments regarding the inclusion of such financial statements in the registration statement, we have agreed with Humanity to file this application for the withdrawal of our registration statement.

      Accordingly, we respectfully ask that you grant our application for withdrawal.

Sincerely

Simplicia Telecommunication Inc.


By:  ""Robert Auld"
     ------------------------
       Robert Auld, President